UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Mereo Biopharma Group plc

(Name of Issuer)

Ordinary shares, nominal value £0.003 per share

(Title of Class of Securities)

589492107 (American Depositary Shares, each representing five Ordinary shares)

(CUSIP Number)

February 20, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 589492107	Page 2 of 8

1	Name of reporting persons. Boxer Capital, LLC
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 12,252,715*
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 12,252,715*

9	Aggregate amount beneficially owned by each reporting person. 12,252,715*
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 9.8%**
12	Type of reporting person OO

*

Comprised of Ordinary Shares that will be held through American Depositary Shares (or 2,450,543 America Depositary Shares), each of which represents five Ordinary Shares, when such American Depositary Shares are registered on registration statement declared effective by the SEC, which may be within 60 days from the closing of the Offering (defined below).

**

Based on 124,507,857 Ordinary Shares outstanding, which is the sum of (i) 112,255,142 Ordinary Shares as set forth in the registration statement on Form F-1 filed with the SEC on February 18, 2020 (the “Registration Statement”), and (ii) 12,252,715 Ordinary Shares issued in a private placement of Ordinary Shares as set forth in Current Report on Form 6-K filed with the SEC on February 19, 2020 (the “Offering”).

CUSIP No. 589492107	Page 3 of 8

1	Name of reporting persons. Boxer Asset Management Inc.
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 12,252,715*
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 12,252,715*

9	Aggregate amount beneficially owned by each reporting person. 12,252,715*
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 9.8%**
12	Type of reporting person CO

*

Comprised of Ordinary Shares that will be held through American Depositary Shares, each of which represents five Ordinary Shares (or 2,450,543 America Depositary Shares), when such American Depositary Shares are registered on registration statement declared effective by the SEC, which may be within 60 days from the closing of the Offering (defined below).

**

Based on 124,507,857 Ordinary Shares outstanding, which is the sum of (i) 112,255,142 Ordinary Shares as set forth in the Registration Statement, and (ii) 12,252,715 Ordinary Shares issued in the Offering.

CUSIP No. 589492107	Page 4 of 8

1	Name of reporting persons. Joe Lewis
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 12,252,715*
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 12,252,715*

9	Aggregate amount beneficially owned by each reporting person. 12,252,715*
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 9.8%**
12	Type of reporting person IN

*

Comprised of Ordinary Shares that will be held through American Depositary Shares, each of which represents five Ordinary Shares (or 2,450,543 America Depositary Shares), when such American Depositary Shares are registered on registration statement declared effective by the SEC, which may be within 60 days from the closing of the Offering (defined below).

**

Based on 124,507,857 Ordinary Shares outstanding, which is the sum of (i) 112,255,142 Ordinary Shares as set forth in the Registration Statement, and (ii) 12,252,715 Ordinary Shares issued in the Offering.

Item 1(a).	Name of Issuer:

Mereo BioPharma Group plc (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Fourth Floor

One Cavendish Place

London W1G 0QF UK

Item 2(a).	Name of Person Filing:

This Schedule 13G is jointly filed by Boxer Capital, LLC (“Boxer Capital”), Boxer Asset Management Inc. (“Boxer Management”) and Joe Lewis (together with Boxer Capital and Boxer Management, the “Reporting Persons”). Boxer Management is the managing member and majority owner of Boxer Capital. Joe Lewis is the sole indirect beneficial owner of and controls Boxer Management.

Item 2(b).	Address of Principal Business Office, or, if none, Residence:

The principal business address of Boxer Capital is: 11682 El Camino Real, Suite 320, San Diego, CA 92130. The principal business address of Boxer Management and Joe Lewis is: Cay House, EP Taylor Drive N7776, Lyford Cay, New Providence, Bahamas.

Item 2(c).	Citizenship:

Boxer Capital is a limited liability company organized under the laws of Delaware. Boxer Management is a corporation organized under the laws of the Bahamas. Joe Lewis is a citizen of the United Kingdom.

Item 2(d).	Title of Class of Securities:

Ordinary shares, nominal value £0.003 per share (the “Ordinary Shares”). The Ordinary Shares are represented by American Depositary Shares, each American Depositary Share representing five Ordinary Share (“ADSs”).

Item 2(e).	CUSIP Number:

589492107

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

The Reporting Persons beneficially own 12,252,715 Ordinary Shares, which will be held through ADSs, each of which represents five Ordinary Shares (or 2,450,543 America Depositary Shares) which will be issued to the Reporting Persons when a registration statement registering such ADSs is declared effective by the SEC, which may be within 60 days from the closing of the Offering.

(b)	Percent of class:

The number of Ordinary Shares beneficially owned by the Reporting Persons represent 9.8% of the Issuer’s outstanding Ordinary Shares (based on 124,507,857 Ordinary Shares outstanding, which is the sum of (i) 112,255,142 Ordinary Shares as set forth in the registration statement on Form F-1 filed with the SEC on February 18, 2020 (the “Registration Statement”), and (ii) 12,252,715 Ordinary Shares issued in a private placement of Ordinary Shares as set forth in Current Report on Form 6-K filed with the SEC on February 19, 2020 (the “Offering”)).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

None of the Reporting Persons has sole power to vote or to direct the vote of any Ordinary Shares.

(ii)	Shared power to vote or to direct the vote:

The Reporting Persons have shared power to vote or to direct the vote of the 12,252,715 Ordinary Shares they beneficially own.

(iii)	Sole power to dispose or to direct the disposition of:

None of the Reporting Persons has sole power to dispose or to direct the disposition of any Ordinary Shares.

(iv)	Shared power to dispose or to direct the disposition of:

The Reporting Persons have shared power to dispose or to direct the disposition of the 12,252,715 Ordinary Shares they beneficially own.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Only Boxer Capital has the right to receive dividends and the proceeds from the sale of the Ordinary Shares held by Boxer Capital.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

(c) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Exhibits

1	Joint Filing Agreement, dated March 2, 2020, among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 2, 2020

BOXER CAPITAL, LLC

By:	/s/ Aaron I. Davis
Name:	Aaron I. Davis
Title:	Authorized Signatory

BOXER ASSET MANAGEMENT INC.

By:	/s/ Jason Callender
Name:	Jason Callender
Title:	Director

JOSEPH C. LEWIS

/s/ Joseph C. Lewis
Joseph C. Lewis, Individually